FILED PURSUANT TO RULE 433

File No. 333-255302

CITIGROUP INC.

$1,750,000,000

2.520% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2032

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	October 27, 2021

Settlement Date:	November 3, 2021 (T+5 days)

Maturity:	November 3, 2032

Par Amount:	$1,750,000,000

Treasury Benchmark:	1.250% due August 15, 2031

Treasury Price:	$97-12

Treasury Yield:	1.540%

Re-offer Spread to Benchmark:	T10+98 bp

Re-offer Yield:	2.520%

Fixed Rate Coupon & Payment Dates:

2.520% per annum, payable semiannually in arrears on each May 3 and November 3, beginning on May 3, 2022, from, and including, the Settlement Date to, but excluding, November 3, 2031 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

From, and including, November 3, 2031 (the “floating rate period”), an annual floating rate equal to SOFR (as defined in the Issuer’s base prospectus dated May 11, 2021 (the “Prospectus”) and compounding daily over each interest period as described in the Prospectus) plus 1.177%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on February 5, 2032 and ending at Maturity or any earlier redemption date. An “interest period end date” means the 3rd of each February, May, August, and November, beginning on February 3, 2032 and ending at Maturity or any earlier redemption date.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Prospectus).

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,742,562,500 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 3, 2022 (or if additional notes are issued after November 3, 2021, beginning six months after the issue date of such additional notes) and prior to November 3, 2031 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to November 3, 2031, plus 0.150%.

We may redeem the notes, at our option, (i) in whole, but not in part, on November 3, 2031, or (ii) in whole at any time or in part from time to time, on or after October 3, 2032 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

CITIGROUP INC.

$1,750,000,000

2.520% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2032

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967 NE7

ISIN:	US172967NE72

Sole Book Manager (65.000%):	Citigroup Global Markets Inc.

Joint Lead Managers (2.000% each):

Academy Securities, Inc.

American Veterans Group, PBC

AmeriVet Securities, Inc.

Bancroft Capital LLC

Drexel Hamilton, LLC

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

Roberts & Ryan Investments, Inc.

Senior Co-Managers (1.000% each):

Commonwealth Bank of Australia

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

Nordea Bank Abp

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets LLC

Wells Fargo Securities, LLC

Junior Co-Managers (0.500% each):

ANZ Securities, Inc.

Bank of China Limited, London Branch

BBVA Securities Inc.

CIBC World Markets Corp.

Desjardins Securities Inc.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-255302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.